# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Entero Therapeutics, Inc., CIK 0001604191
CUSIP: 33749P408
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 777 YAMATO ROAD, 777 YAMATO ROAD, BOCA RATON, Florida (FL), 33431
Date of event which requires filing of this statement: 06/06/2025
Amends the filing with accession number 0001437749-25-019912
Filed by CIK 0002072056
Persons authorized to receive notices and communications: Arif Nasir Ali, 1841 Chondra Dr, Marietta, Georgia (GA), 30062, 404 480 8000; Charlie Jarrett, Attorney, 2302 Parklake Drive NE, Suite 420, Atlanta, Georgia (GA), 30345, 404 490 4060

## Reporting persons
- Ali Arif Nasir (CIK 0002072056): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 230,900; shared voting power 0; sole dispositive power 230,900; shared dispositive power 0; aggregate amount beneficially owned 230,900 (4.9% of the class)
- Arif Ali IRA Roth: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 147,900 (3.1% of the class)
- ANARP LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 62,800 (1.3% of the class)
- ANANRA LLC TRUST: type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 20,200 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Entero Therapeutics, Inc.
Address of issuer's principal executive offices: 777 YAMATO ROAD, 777 YAMATO ROAD, BOCA RATON, Florida (FL), 33431
Comment: This Amendment No. 1 amends the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on June 9, 2025 (together with all amendments through the date hereof, this "Schedule 13D"). This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Entero Therapeutics, Inc., (the "Issuer"), whose principal executive offices are located at 777 Yamato Road, Suite 502, Boca Raton, Florida.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of June 6, 2025, the Reporting Persons beneficially owned in the aggregate 230,900 shares of Common Stock, constituting approximately 4.85% of the outstanding Common Stock. The following sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Reporting Persons listed below:

ANARP LLC beneficially owns 62800 shares of common stock representing 1.32% of the outstanding common stock. Arif Ali IRA Roth beneficially owns 147900 shares of common stock representing 3.10% of the outstanding common stock. ANANRA LLC TRUST beneficially owns 20200 shares of common stock representing 0.42% of the outstanding common stock.

Arif Ali is the owner of Arif Ali IRA Roth, Manager of ANARP LLC and a Trustee of ANANRA LLC TRUST and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Common Stock that Arif Ali IRA Roth, ANARP LLC and ANANRA LLC TRUST own. Mr. Ali has the sole power to vote or direct the vote or to dispose of 230,900 shares of Common Stock. None of Arif Ali IRA Roth, ANARP LLC or ANANRA LLC TRUST have power to vote or direct the vote or to dispose any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the several Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 230,900 shares of Common Stock, constituting approximately 4.85% of the outstanding shares of Common Stock.

The percentage of shares of Common Stock reported as being beneficially owned is based on 4,765,729 shares of Common Stock outstanding as reported in the 10Q report for quarter ending March 31, 2025 filed on May 15, 2025.
Transactions in the class effected during the past sixty days:
The following sets forth certain information with respect to shares of Common Stock transacted by the Reporting Persons listed below since the most recent filing of Schedule 13D. Each of the below transactions was effected through the open market:

ANARP LLC sold 20,000 shares of common stock on 6/6/2025 at $0.50 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of 5% or more of shares of the Common Stock on June 6, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Ali Arif Nasir: Ali Arif Nasir, Individual (06/10/2025)
- Arif Ali IRA Roth: Arif Ali IRA Roth, Ali Arif Nasir/Owner (06/10/2025)
- ANARP LLC: ANARP LLC, Ali Arif Nasir/Manager (06/10/2025)
- ANANRA LLC TRUST: ANANRA LLC TRUST, Ali Arif Nasir/Trustee (06/10/2025)